SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549
                            SCHEDULE 13D

              Under the Securities Exchange Act of 1934
                          (Amendment No. 2)


Arch Wireless, Inc.
(Name of Issuer)

                         Common Stock (par Value $.001)
                    (Title of Class of Securities)


                              039392600
                           (CUSIP Number)


Mark Boyadjian
                        Franklin Advisers Inc.
                        One Franklin Parkway
                        San Mateo, California 94403-1906
                           (650) 312-2836

      (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)



                           December 22, 2003
        (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Advisers, Inc. ("FAI")

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3 of schedule 13D filed on April 22, 2003

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    1,426,369 (See Item 5)


8. SHARED VOTING POWER - NA

9. SOLE DISPOSITIVE POWER

    1,426,369 (See Item 5)

10. SHARED DISPOSITIVE POWER - NA

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,426,369 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%


14. TYPE OF REPORTING PERSON

    IA




1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Franklin Resources, Inc.

2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3 of schedule 13D filed on April 22, 2003

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER - NA

9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,426,369 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%

14. TYPE OF REPORTING PERSON

    HC




1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Charles B. Johnson


2.                                                   CHECK THE APPROPRIATE BOX
                                                     IF A MEMBER OF A GROUP (a)[
                                                     ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3 of schedule 13D filed on April 22, 2003

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER - NA


9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,426,369 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%

14. TYPE OF REPORTING PERSON

    HC


1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Rupert H. Johnson, Jr.

2.                                                CHECK THE APPROPRIATE BOX
                                                 IF A MEMBER OF A GROUP (a)[
                                                   ] (b)[X]

3.                                                   SEC USE ONLY

4.                                                   SOURCE OF FUNDS

    See Item 3 of schedule 13D filed on April 22, 2003

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7. SOLE VOTING POWER

    (See Item 5)

8. SHARED VOTING POWER - NA


9. SOLE DISPOSITIVE POWER

    (See Item 5)

10. SHARED DISPOSITIVE POWER

    (See Item 5)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    1,426,369 (See Item 5)

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    7.3%

14. TYPE OF REPORTING PERSON

    HC


Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Item 4.  Purpose of Transaction

The securities covered by this Statement were acquired by Franklin Advisers, Inc ("FAI") advisory clients for the purpose of investment. Neither FAI, nor any executive officer or director of FAI, has any present plans or intentions to acquire or dispose of any securities of the Issuer other than on behalf of FAI's clients for the purpose of investment.

In December 2003, FAI addressed the Board of Directors of the Issuer and members of management and had discussions with other shareholders of the Issuer concerning the Issuer pursuing acquisitions of assets or other business combinations in the paging industry. These discussions will continue. FAI believes that such an acquisition or business combination would be highly beneficial to the Issuer and its shareholders. Consequently, FAI has urged and will continue to urge the Board of directors of the Issuer to actively pursue these types of transactions.

In the future, FAI may decide to purchase on behalf of its advisory clients additional shares of the Common Stock or other securities of the Issuer. In addition, FAI may cause its advisory clients to dispose of any or all securities of the Issuer in any manner permitted by applicable securities laws. FAI's advisory clients reserve the right to exercise any and all of their respective rights as a stockholder of the Issuer in a manner consistent with their equity interests.

Other than as described above, neither FAI nor any executive officer or director of FAI, has any present plans or proposals, which relate to or would result in:

(i) an extraordinary corporate transaction, such as reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(ii) the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(iii) any material change in the present capitalization or dividend policy of the Issuer;

(iv) any other material change in the Issuer's business or corporate structure;

(v) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of the Issuer by any person;

(vi) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(vii) a class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(viii) any action similar to any of those enumerated above.


Item 5.  Interest in Securities of the Issuer

(a-b) FAI's advisory clients are the owners of 1,426,369 shares of the Common Stock representing approximately 7.3% of the outstanding shares of Common Stock. Since FAI's advisory contracts with its clients grant to FAI sole investment power over the securities owned by its advisory clients, FAI may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act (the "1934 Act"), the beneficial owner of the securities covered by this statement.

Franklin Floating Rate Trust, a closed-end investment company registered under the Investment Company Act of 1940, is an advisory client of FAI. Franklin Floating Rate Trust may be deemed to be the beneficial owner of 1,337,441 Shares representing approximately 6.9% of the outstanding Common Stock of the Issuer.

FAI is a wholly owned subsidiary of Franklin Resources, Inc. ("FRI"). Charles B. Johnson and Rupert H. Johnson, Jr. (the "Principal Shareholders") each own in excess of 10% of the outstanding Common Stock of FRI and are the principal shareholders of FRI. FRI and the Principal Shareholders therefore may be deemed to be, for purposes of Rule 13d-3 under the 1934 Act, the beneficial owner of securities held by persons and entities advised by FRI or its subsidiaries. FAI, FRI and the Principal Shareholders each disclaim any economic interest or beneficial ownership in any of the securities covered by this Statement owned by advisory clients of FRI subsidiaries.

Furthermore, FRI, FAI, and the Principal Shareholders are of the view that they are not acting as a "group" for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by any of them or by any persons or entities advised by FRI subsidiaries.

(c) There were no transactions in the shares of the Common Stock within the past sixty days, other than the ones noted in Exhibit C.

(d) No person other than respective advisory clients of FAI have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of the securities being reported herein.

(e) Not applicable.

This Amendment No. 2 (this "Amendment") amends and supplements the Schedule 13D filed on behalf of Franklin Advisers, Inc ("FAI") with the Securities and Exchange Commission on April 22, 2003 and as amended by Amendment No. 1 filed on November 13, 2003.

Item 7. Materials to be filed as Exhibits

Exhibit C: Summary of Transactions Within the last Sixty Days





After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


December 22, 2003


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\ MURRAY L. SIMPSON




By: Murray L. Simpson
Executive Vice President, General Counsel and Secretary, Franklin Resources,
Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D



Franklin Advisers Inc.
(Registrant)





/s/ Tyler Chan
TYLER CHAN
Vice President


JOINT FILING AGREEMENT

       In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13D and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this agreement on December 22, 2003.


Franklin Resources, Inc.
Charles B. Johnson
Rupert H. Johnson, Jr.


S\ MURRAY L. SIMPSON




By: Murray L. Simpson
Executive Vice President, General Counsel and Secretary, Franklin Resources,
Inc.

Attorney in Fact for Charles B. Johnson pursuant to Power of Attorney attached to this Schedule 13D

Attorney in Fact for Rupert H. Johnson, Jr. pursuant to Power of Attorney attached to this Schedule 13D



Franklin Advisers Inc.
(Registrant)





/s/ Tyler Chan
TYLER CHAN
Vice President



POWER OF ATTORNEY

CHARLES B. JOHNSON hereby appoints MURRAY L. SIMPSON his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer, director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\CHARLES B. JOHNSON



POWER OF ATTORNEY

RUPERT H. JOHNSON, JR. hereby appoints MURRAY L. SIMPSON his true and lawful attorney-in-fact and agent to execute and file with the Securities and Exchange Commission any Schedule 13D, any amendments thereto or any related documentation which may be required to be filed in his individual capacity as a result of his position as an officer director or shareholder of Franklin Resources, Inc. and granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing which he might or could do in person, hereby ratifying and confirming all that said attorney-in- fact and agent, may lawfully do or cause to be done by virtue hereof.

S\RUPERT H. JOHNSON, JR.



Exhibit C

Summary of Transactions Within the Last Sixty Days

Date       Buy/Sell     No. of Shares     Price

11/12/03        Sell            171,500         18.0841
11/13/03        Sell            10,900          18.39908
11/13/03        Sell            200,000         18.05
12/3/03 Sell             19,800         19.61
12/4/03 Sell            100,000         19.90